Exhibit 99.1

Pembina Pipeline Corporation Announces New Duvernay Infrastructure and Agreements

CALGARY, May 31, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has entered into agreements with a multinational, investment grade customer to construct associated infrastructure relating to the Company's previously announced 100 million cubic feet per day ("MMcf/d") shallow cut gas plant, Duvernay I ("Duvernay I"). The supporting infrastructure includes condensate, gas and water field handling (the "Field Hub"), a gas gathering trunk line and a fuel line for a total expected capital cost of approximately $130 million.

The Field Hub is committed under a long-term, fixed-return agreement and will connect to the customer's development well pads providing separation, stabilization and other supporting services. In addition, Pembina will construct a 35 kilometer gas gathering trunk line, which creates a gas gathering backbone between the Tony Creek, Alberta and Fox Creek, Alberta areas that will connect the Field Hub to Pembina's Duvernay I facility. The Field Hub will also connect into Pembina's Peace Pipeline system. To align with the in service date of Duvernay I, Pembina anticipates bringing the Field Hub and the associated infrastructure into service in the second half of 2017, subject to regulatory and environmental approval.

Additionally, Pembina executed a long-term, fee-for-service gas processing agreement at the Duvernay I facility. With this agreement, Duvernay I is now fully contracted and Pembina has begun preliminary engineering on a 'twin' Duvernay II facility.

"Our strategic position in the Duvernay continues to provide opportunities for us to expand our reach and service offering for our customers," said Mr. Jaret Sprott, Pembina's Vice President, Gas Services. "We are also pleased to be strengthening our relationships with large, credit worthy counterparties."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "will", "anticipates", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, capital expenditure estimates, schedules, expected capacity, in-service dates, services commitments and contracts and operations with respect to Company projects; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things, oil and gas industry exploration and development activity levels and the geographic region of such activity; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for processing, fractionation and pipeline transportation services; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; and prevailing regulatory, tax and environmental laws and regulations;.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and the ability to obtain required regulatory and environmental approvals; the impact of competitive entities and pricing; labour and material shortages; strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations, Chelsy Hoy / Ian McAvity, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 13:26e 31-MAY-16